BAKER & MCKENZIE
貝[redacted]時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2006 NOV 29 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 24, 2006

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated October 26, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
DEC 04 2006
THOMSON FINANCIAL

Joyce Yip

Encl.

RECEIVED
2006 NOV 29 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on October 26, 2006:

1. Overseas Regulatory Announcement – Commencement of Operation of New Generating Units, released on November 24, 2006, in English and in Chinese.

B24

THE STANDARD 24 NOV 2006

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
COMMENCEMENT OF OPERATION OF NEW GENERATING UNITS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

One generating unit under the respective expansion projects of each of Huadian Weifang Power Generation Company Limited* ("Weifang Company"), Huadian Tengzhou Xinyuan Power Company Limited* ("Tengzhou Company"), Huadian Zhangqiu Power Company Limited* ("Zhangqiu Company"), which are the subsidiaries of Huadian Power International Corporation Limited* (the "Company"), has recently completed 168 hours trial operation at fully loaded capacity as required by the State, with a total capacity of 1,285MW.

Among which, the first 670MW supercritical generating unit of Weifang Company Phase II expansion project, in which the Company holds 45% equity interest, has completed 168 hours trial operation at fully loaded capacity as required by the State on 24 October 2006; the first 315MW heat and power co-generation unit of Tengzhou Company Phase II expansion project, in which the Company holds 88.16% equity interest, has completed 168 hours trial operation at fully loaded capacity as required by the State on 10 November 2006; and the second 300MW heat and power co-generation unit of Zhangqiu Company Phase II expansion project, in which the Company holds 80.41% equity interest, has completed 168 hours trial operation at fully loaded capacity as required by the State on 19 November 2006. The generating units achieved excellent trial operations indicators attributed to the satisfactory quality of construction. Their operations stabilize the productivity of the Company. The low coal consumption of the 670MW supercritical generating unit of Weifang Company will also be contributing to lowering the Company's overall level of coal consumption.

As at the date of this announcement, the total installed capacity controlled or invested by the Company amounts to 12,852.2MW and the interested installed capacity amounts to 9,940.1MW.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Jinan, the PRC
23 November 2006

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

A68 經濟日報 24 NOV 2006

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發出的公告
新發電機組投產公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)的附屬公司華電濰坊發電有限公司(「濰坊公司」)、華電滕州新源熱電有限公司(「滕州公司」)、華電章丘發電有限公司(「章丘公司」)擴建工程各一台機組於近期陸續完成國家規定的168小時滿負荷試運行，合共容量為1,285MW。

其中，濰坊公司(本公司擁有其45%的權益)二期擴建工程第一台670MW超臨界機組，於二零零六年十月二十四日完成國家規定的168小時滿負荷試運行；滕州公司(本公司擁有其88.16%的權益)二期擴建工程第一台315MW熱電聯產機組，於二零零六年十一月十日完成國家規定的168小時滿負荷試運行；章丘公司(本公司擁有其80.41%的權益)二期擴建工程第二台300MW熱電聯產機組，於二零零六年十一月十九日完成國家規定的168小時滿負荷試運行。上述機組試運指標優良，建設質量好。其投產發電為本公司增加了穩定的生產能力，而且濰坊公司670MW超臨界機組的煤耗低，為降低公司整體煤耗水平起到積極作用。

截至本公告日期，本公司控參股總裝機容量為12,852.2MW，權益裝機容量為9,940.1MW。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國●濟南
二零零六年十一月二十三日

* *謹供識別*